UNITED STATES BANKRUPTCY COURT
EASTERN DISTRICT OF NEW YORK
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In Re: | Chapter 7

AMERICAN BIOGENETIC SCIENCES, INC., | Case No. 802-86689-288

Debtor. | ORDER

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The Trustee having applied for an Order: (a) authorizing the Trustee to sell the corporate shell of the Debtor to Park Avenue Group, Inc. for $25,000.00 pursuant to Section 363 of the Bankruptcy Code, subject to higher and better offers; (b) authorizing the Trustee to execute all documents necessary to effectuate the sale of the corporate shell as more fully set forth in the Asset Sale and Purchase Agreement dated July 29, 2005; and (c) such other and further relief as this Court deems just and proper, and the Notice of Hearing having been served upon all creditors and parties in interest, and the Notice of Hearing, Affirmation in Support and proposed order having been served upon the Office of the United States Trustee, Debtor's counsel, proposed bidders and all parties who served and filed Rule 2002 Notices, and the Trustee having further advertised the sale of the corporate shell,

A hearing having been conducted before the Honorable Stan Bernstein, United States Bankruptcy Judge, United States Bankruptcy Court, Long Island Federal Courthouse, 290 Federal Plaza, Room 860, Central Islip, New York, on November 1, 2005, and the Trustee appeared by Weinberg, Gross & Pergament LLP by Marc A. Pergament, Esq., and competing bids having been submitted, and after due deliberation and consideration, and on the record before the Court, it is hereby found and determined that:

1. The Trustee's motion is granted to the extent set forth below and he is authorized to enter into and to sell the Assets enumerated in the Asset Sale and Purchase Agreement to Park Avenue Group, Inc. ("Purchaser") for the sum of $36,000.00, pursuant to Section 363(b), (f) and (m) of the Bankruptcy Code, free and clear of all Encumbrances (defined in paragraph 3, below), with all Encumbrances to attach to the proceeds of the sale in the order of their priority.

2. The Trustee is authorized to execute all documents necessary to effectuate the sale of the Assets.

3. All persons and entities holding or asserting any and all liens, encumbrances, claims or interests, whether or not allowable, charges or other interests in or with respect to the Assets, including, but not limited to any tax obligations (collectively, "Encumbrances") are forever barred from asserting such Encumbrances against the Assets.

4. The Purchaser is a "good faith" purchaser, for value, of the Assets and is entitled to rely upon the protections of Section 363(m) of the Bankruptcy Code.

5. This Court retains jurisdiction: (i) to enforce and implement the terms and provisions of the Asset Sale and Purchase Agreement; (ii) to resolve any disputes arising under or related to the Asset Sale and Purchase Agreement except as otherwise provided therein, and (iii) to interpret, implement and enforce the provisions of this Order.

6. Notwithstanding the provisions of Rule 7062 of the Federal Rules of Bankruptcy Procedure, this Order shall be effective and enforceable immediately upon entry.

Dated: Central Islip, New York
November 4, 2005

STAN BERNSTEIN

STAN BERNSTEIN, U.S.B.J.